TYKR

AI Investing Made Easy! Trusted by 13,000 Customers in over 50+ Countries



tykr.com   Wauwatosa, WI

Highlights

1. 13,000 Customers in Over 50 Countries

2. Trustpilot Score of 4.6/5.0

3. Tykr community returns are around 16% per year over the last 5 years

4. Tykr community Assets Under Tracking are around $100 million

5. Monthly Churn is 5% (Good is less than 7%)

6. Trial-to-Paid conversion ratio is 45% (Good is over 10%)

7. Integrated with over 25 brokers (Schwab, Fidelity, E*TRADE, Robinhood, etc)



8 Cash flow positive targeted late 2026 (not guaranteed)

Team



Sean Tepper Founder & CEO SPV Voting Proxy

I've worked in tech for over 20 years and have been investing for over 15 years. Prior to founding Tykr, I worked at Kohler, GE, and Direct Supply. One of my most successful projects generated over $10M in one day.

tykr.com



Mike Van Straten Director of Customer Success

tykr.com



Gregory Varghese CTO

gregoryvarghese.com



Nitesh Mavani Lead Software Architect

Founder @OSSphere - Open-Source Discovery Platform | Helping Developers & SaaS Founders Build Product-First, AI-Ready MVPs (8–12 Weeks) | CTO-Level Partner | Lead Software Architect @Tykr



Jakub Wojnar-Płeszka Lead Product Designer

Designer focused on helping startups unlock new revenue, reach product-market fit, and raise capital



Nicholas Raschella Influencer Manager

Memo

Company Pitch

After an investor joins a broker, the most common questions they typically ask next include:

- Where should I start?

- When should I buy?

- When should I sell?

For many everyday investors, also known as "retail investors", researching stocks starts with enthusiasm and quickly turns into confusion.

Tykr turns that confusion into certainty with an AI Investing Helper, easy-to-understand analytics, and Duolingo-inspired learning modules. **Today, Tykr has over 13,000 retail investors in over 50 countries.**

Tykr's web app and mobile app (iOS and Android) help turn beginners into confident investors. Tykr is a complement to your broker and connects to about 25 brokers, including Schwab, Fidelity, E*TRADE, Robinhood, Webull, Moomoo, TradeStation, Tastytrade, and more.



The AI Investing Helper, easy-to-understand analytics, and Duolingo-inspired learning modules help investors reduce hours (if not days) of research down to seconds.

Rather than presenting raw data alone, Tykr organizes the information in simple terms.


Tykr helps retail investors evaluate stocks using simple analytics and short educational lessons
tykr

How is Tykr different?

There are 3 ways Tykr is different from the competition:

1) Open Source Calculation - You can see the math that powers Tykr. This has proven to increase transparency and trust. In fact, we tell our customers they are welcome to create their own version of Tykr for personal use. We won't stand in your way! You can read more about the calculations here.

2) Transaction Volumes - Our competitors haven't figured out how to motivate retail investors to make 5% more transactions per month, whereas Tykr customers typically increase transactions by over 30% because Tykr gives investors more confidence.

3) Account Sizes - The average broker account size is around $5K, whereas Tykr customers quickly increase their account size to around $180K. In other words, they are moving as much money from savings, checking, and other locations and investing that money in the stock market.


What makes Tykr different?
Account Sizes
Tykr's average account size is $180K.
Transaction Volumes
Tykr increases transactions by over 30%.


Open source calculations
You can see the math that powers Tykr

The Problem

Most brokers have dramatically lowered the barrier to market access, making it easy for individuals to open and fund an account. However, account creation has not translated into sustained participation, which is why most investors make between 0 and 1 transactions per month and have an average account size of around $5K. Knowing that there are over 300 million retail investors on just the top 25 brokers, this tells us there are a lot of investors in the stock market without confidence.


The Problem
Most investors are afraid and not sure what to do.
Average account size is $5K
Average investors buys between 0 and 1 stock per month

The Solution

After retail investors join Tykr, they typically make 3 - 4 transactions per month because they know exactly what to look for, and they quickly increase their account size to around $180K because they know compound interest with stocks is far more effective than letting money sit in savings or a low return investment vehicle.


The Solution
Tykr investors have more confidence!


Tykr investors buy between 3 and 4 stocks per month
Tykr investors have an average account size of $180K

Features

Tykr includes a wide range of features that provide confidence, including:

- AI Investing Helper (Use AI to learn how to invest)
- AI Portfolio Analyzer (See improvements on your current portfolio)
- AI Portfolio Builder (Use AI to build a new portfolio)
- Stock ratings
- ETF ratings
- Crypto
- Broker Connections to around 25 brokers
- Portfolio Tracker
- Watchlists
- Alerts


Features
Easy to understand rating system inspired by the traffic light reduced hours of research down to seconds!
Connect your broker
Stocks
Portfolio Tracker
ETFs
Watchlists
Crytpo
Alerts
11:30
My Portfolio
Your portfolio
Transactions



The traffic light-inspired rating system is one key feature that helps Tykr stand out. Stocks in Tykr are classified as either:

- On Sale (Green)

- Watch (Gray)

- Overpriced (Red)

This rating system is a big reason why investors are able to reduce hours of research down to seconds.

Returns

Tykr's annual returns are beating the market as well as Warren Buffett's Berkshire Hathaway.

- The S&P 500 has returned about 12% per year over the last 5 years.

- Berkshire Hathaway has returned about 13% per year over the last 5 years.

- Tykr's customers have returned about 16% per year over the last 5 years.

Note: Based on compliance rules with the SEC, we do have to mention that returns are not guaranteed.

Market

The retail market size is large. There are over 300 million retail investors on just the top 25 brokers.



Market

More than 300 million retail investors use major brokerage platforms worldwide.

52%

Retail investors now represent over 52% of global assets



More than 300 million retail investors use major brokers, including Schwab, Fidelity, E*TRADE, Robinhood, Webull, Moomoo, TradeStation, Tastytrade, etc.

These investors already have access to markets and trading tools, but many lack structured resources to help them interpret financial information and evaluate stocks effectively.

As retail investors now represent over 52% of global assets, with projections reaching 61% by 2030, reinforcing the demand for tools that help investors make sense of the market.

Nearly 70% of retail investors report wanting more education before investing. At the same time, 34% turn to social media for financial guidance, highlighting a lack of trusted, accessible educational tools within the investing ecosystem. With only about 60% of investors reporting trust in traditional financial institutions, demand continues to shift toward transparent, self-directed research platforms.

TAM, SAM, and SOM

Tykr addresses an estimated TAM, SAM, and SOM of the following:

- TAM (Total Addressable Market) = $30B billion per year

- SAM (Servicable Addressable Market) = $20 billion per year

- SOM (Servicable Obtainable Market) = $100 million per year

All projections are forward looking and not guaranteed.

Traction

Tykr currently serves more than 13,000 paying customers across over 50 countries, and all growth has been driven through organic channels, including word of mouth, SEO, and the Tykr YouTube channel.

Here are some of the metrics we achieved through organic growth.

- Churn is averaging 5% per month (Good is less than 7%)

- Trial to Paid conversion ratio is averaging 45% (Good is over 10%)

- Web app engagement time is over 6 minutes (Good is over 1 minute)

- Mobile app engagement time is over 16 minutes (Good is over 5 minutes)

- Assets Under Tracking are around $100M

"Good" benchmarks are sourced from: Chartmogul.com



Traction

Tykr has demonstrated early traction through a growing base of paying customers.

6 minutes

Average web app engagement time is over 6 minutes

5%

Churn is averaging 5% per month

45%

Trial to Paid conversion ratio is averaging 45%

16 minutes

Average mobile app engagement time is over 16 minutes

Customer Trust

Tykr holds a 4.6 out of 5 rating on Trustpilot based on more than 150 reviews, which is higher than typical ratings for consumer investing and financial research platforms.

Revenue Streams

A strong business should have multiple revenue streams because if one revenue stream slows down, the other revenue streams can continue to grow the business.

Here is a breakdown of the revenue streams in Tykr.

1) B2C SaaS - The primary revenue stream is a B2C SaaS where Tykr charges retail investors to use the platform. Tykr has a 30-day free trial with a 30-day money-back guarantee. The B2C SaaS tiers are as follows:

- **Premium ($15/month or $99/year)** - This tier includes the Web App, Mobile App, Stocks, ETFs, Crypto, Watchlist, Portfolio

Tracker, and 1 Broker Connection.

- **Premium Plus ($49/month or $399/year)** - This tier includes everything in the Premium Plan, plus 3 Broker Connections, the ability to Buy and Sell Stocks (Coming in Q2 of 2026), and 15-Minute Delay Pricing (Coming in Q2 of 2026).

- **Advanced ($119/month or $999/year)** - This tier includes everything in the Premium and Premium Plus plans, plus 5 broker connections, the ability to Buy and Sell Stocks (Coming in Q2 of 2026), 15-Minute Delay Pricing (Coming in Q2 of 2026), and the option to turn on Real-Time Pricing (Targeted for 2027).



2) B2C Courses - This is not the primary revenue stream of Tykr, but we also have Tykr Edu, where we charge about $1,000 for courses. Visit Tykr Edu to learn more. This revenue stream is live.

3) B2B - CPL (Cost Per Lead) - Due to Tykr's increasing traffic, we are now able to generate qualified leads for Brokers, Financial Advisors, Wealth Managers, and Banks. With this model, we can charge between $10 and $500 per lead. The average CPL for financial advisors and wealth managers is between $50 and $500. The average CAC (Customer Acquisition Cost) for financial advisors and wealth managers is over $3,000. This revenue stream is coming in Q2 of 2026.

4) B2B Advertising - Similar to revenue stream #2, our increase in traffic gives us the ability to sell banner ads to Brokers, Financial Advisors, Wealth Managers, and Banks. This revenue stream is coming in Q2 of 2026.

5) B2B SaaS - The "Great Wealth Transfer" is happening as we speak. In other words, $84T is transferring from the Baby Boomer

In other words, [illegible] is transferring from the Baby Boomer Generation to Gen X and Gen Y (Millennials). Due to the large transfer of money and the growing popularity of retail investing, financial advisors and wealth managers are reaching out to us for help. As of April 2026, we have been speaking with about 10 different wealth management firms, developing a new product offering. This B2B SaaS model will charge between $99/month and $299/month per advisor. If a firm has 10 advisors, that will equate to a $999/month account. This revenue stream is targeted for late 2026.

Use of Funds

Tykr raised $300,000 in 2025 entirely from existing customers, reflecting early product-market validation from users already paying for the platform. The company is currently raising more capital through Wefunder for the following:

- **40% Product Development:** Expand broker integrations, introduce a family plan, add 15-minute delay pricing, and enable the ability to buy and sell stocks within Tykr.
- **40% Sales, Marketing, and Partnerships:** Drive user growth through broker partnerships, FinTech partnerships, influencers, and paid advertising.
- **20% Operations and Team Expansion:** Support infrastructure, enhance customer experience, and add key hires to sustain momentum.

Based on current assumptions, Tykr estimates it may reach cash-flow positive within approximately 12 months of the raise, though there can be no assurance this will occur.



Use of Funds
40%
Product Development
How to invest
Education
How to use Tykr
40%
20%

Why are we raising on Wefunder?

Wefunder has a community of motivated investors who like finding great opportunities in the private market. Why not give them access to a tool that provides them with more confidence in the public market?

Fundraising Status

As of May 4th, we have raised over $600K, and 99% of the capital raised comes from Tykr customers.

North Star Metric

Tykr is focused on serving 1 million subscribers over the next 5 years. When Tykr reaches 1 million subscribers, the valuation will be over $1 billion. Because there are over 300 million retail investors on just the top 25 brokers, we believe the probability of achieving this milestone is very high through broker partnerships. Please keep in mind that this is a goal, and actual results may differ materially.

The key channels that will drive Tykr to 1 million subscribers include:

- Broker partnerships
- FinTech partnerships
- Influencers
- Paid advertising

Join Us!

Tykr is positioned for significant scale. Your investment isn't just funding; it's a strategic partnership to secure a dominant position in the investing space. There are over 300M retail investors, and 70% are looking for more help with education. Together, we can help a lot more retail investors buy and sell stocks with confidence and, at the same time, help brokers turn more passive investors into active investors.






Seed Round Closing Soon!

Tykr is currently raising capital from Tykr customers, angel investors, family offices, and VCs. If you want in, now is your chance!

Perks

- Invest $1,500: Get FREE lifetime access to Tykr Premium

- Invest $3,000: Get FREE lifetime access to Tykr Premium Plus

- Invest $5,000: Get FREE lifetime access to Tykr Advanced

FAQs

Question 1: What brokers are you speaking with right now?

Answer 1: We've had strategic partnership conversations with Tradier, TradeStation, Tastytrade, TradeZero, Webull, Moomoo, Robinhood, and Public.

Question 2: What are the likely outcomes for Tykr?

Answer 2: There are 3 likely outcomes: 1) Tykr is acquired by a large financial institution. 2) Tykr goes public. 3) Tykr stays private and pays all investors a quarterly or yearly dividend.

Future projections are not guaranteed.

Question 3: What other growth channels are you exploring?

Answer 3: We are integrating with Impact.com, which has about 1.2M businesses and influencers. Affiliate marketing is a common B2C growth strategy, and Impact.com happens to be one of the most popular affiliate networks. We will also partner with other FinTech platforms, invest capital into paid advertising with Google, YouTube, and Meta, and introduce various referral programs. Overall, there is a wide range of channels that can help Tykr scale to 1 million subscribers.